Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603



                                November 9, 2020




Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



         Re:                    FT 8997
                  Prime Income Portfolio, November 2020 Series
                                 (the "Trust")
                      CIK No. 1820340 File No. 333-249262
--------------------------------------------------------------------------------



Dear Mr. Cowan:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

Schedule of Investments
-----------------------

      1. THE STAFF NOTES THAT A FOOTNOTE TO THE "SCHEDULE OF INVESTMENTS" PROVIDES AS FOLLOWS:

"THIS SECURITY REPRESENTS THE COMMON STOCK OF A FOREIGN COMPANY WHICH TRADES THROUGH AN AMERICAN DEPOSITARY RECEIPT ("ADR") ON THE OVER-THE-COUNTER MARKET OR A U.S. NATIONAL SECURITIES dEXCHANGE."

PLEASE CONFIRM THIS DISCLOSURE IS ACCURATE WHEN COMPARED TO THE DISCLOSURE IN THE "FOREIGN SECURITIES" RISK WHICH DESCRIBES WHERE THE FOREIGN SECURITIES ARE TRADED.

      Response: The Trust confirms that the disclosure in the referenced footnote is accurate. Moreover, the disclosure in the "Foreign Securities" risk that describes where the foreign securities are traded will be deleted from the Trust's prospectus as that information is provided in the above referenced footnote.

Portfolio Selection Process
---------------------------

      2. PLEASE CLARIFY WHETHER THE SPONSOR REPLICATES THE SECURITIES INCLUDED IN THE "GUIDED PORTFOLIO: PRIME INCOME" RESEARCH REPORT FOR THE TRUST'S FINAL PORTFOLIO OR ONLY SELECTS COMPANIES FROM THE UNIVERSE OF THOSE INCLUDED IN THE REPORT. ADDITIONALLY, PLEASE SPECIFY THE CRITERIA THE SPONSOR USES TO SELECT INVESTMENTS FOR THE TRUST FROM THE REPORT. LASTLY, IF RBC IS AFFILIATED WITH THE SPONSOR, PLEASE ADD DISCLOSURE INDICATING THE SAME.

      Response: In accordance with the Staff's comment, the disclosure under the section entitled "Portfolio Selection Process" will be replaced in its entirety with the following:

            "The Sponsor selected the Securities for the Trust from the companies included in the "Guided Portfolio: Prime Income" research report as of October 6, 2020 (the "Report") by replicating the securities contained in the Report and excluding any security that is not suitable to be included in a unit investment trust, as described below.

            The Report includes companies that the Investment Committee of RBC Capital Markets, LLC (the "Investment Committee") believes are well-established companies with durable competitive advantages and which have low business and financial risk, attractive dividend yields and some measure of capital appreciation potential. The stocks selected for the Report are also those the Investment Committee believes have the potential to produce consistent dividend payouts and the potential for dividend growth over the two-year life of the Trust.

            The Investment Committee selects the securities for the Report by beginning with the universe of companies under fundamental research by RBC Capital Markets and including companies covered by third-party research groups that RBC Capital Markets collaborates with. From this universe, the Investment Committee concentrates on the following income areas that it considers traditional equity income areas: Utilities, Communication Services, REITs, and energy infrastructure Master Limited Partnerships. The Investment Committee then evaluates these companies seeking those that in its opinion have a robust cash flow, reasonable leverage, high return on capital, sound business model and skilled management.

            From this group, the Investment Committee then places an emphasis on the following attributes to select the final securities for Report:

             -   Balance sheet strength;
             -   Stability of cash flow; and
             -   Established track record of dividend/distribution payments.

            The Sponsor selected the final portfolio for the Trust by running the securities included in the Report through a series of quality, liquidity and suitability screens. For the quality screen, the Sponsor screened for companies with market capitalizations of typically $100 million or greater, analyst stock ratings with an average of hold or higher, investment grade bond credit ratings and stocks that trade on a major U.S. stock exchange. For the liquidity screen, the Sponsor only selected stocks that have enough daily liquidity to adequately support the buying and selling of the anticipated number of shares on any given day to meet the Trust's purchases and/or redemption requirements. Lastly, only those securities that fit within the Trust's investment objective and are suitable to be included in a unit investment trust are eligible to be included in the Trust's portfolio."

In response to the Staff's last question in this comment 2, please note that the Trust's Sponsor is not affiliated with RBC Capital Markets.

      3. THE DISCLOSURE PROVIDES THAT THE SPONSOR SELECTED THE SECURITIES FOR THE TRUST FROM THE COMPANIES INCLUDED IN THE RESEARCH REPORT "AT THE TIME OF DEPOSIT." PLEASE DESCRIBE WHAT "AT THE TIME OF DEPOSIT" MEANS. ADDITIONALLY, IF THIS REPORT UPDATED DAILY, PLEASE SPECIFY THE DATE OF THE REPORT THE TRUST IS USING.

      Response: The disclosure will be revised in accordance with the Staff's comment. Please refer to the Trust's response to comment 2 above.

      4. THE DISCLOSURE PROVIDES THAT THE "STOCKS SELECTED FOR THE REPORT ARE ALSO THOSE THE INVESTMENT COMMITTEE BELIEVES HAVE THE POTENTIAL TO PRODUCE CONSISTENT DIVIDEND PAYOUTS AND THE POTENTIAL FOR DIVIDEND GROWTH OVER THE TWO-YEAR LIFE OF THIS INVESTMENT." PLEASE CHANGE THE REFERENCE TO "INVESTMENT" IN THE LAST PART OF THE REFERENCES DISCLOSURE TO "TRUST."

      Response: The disclosure will be revised in accordance with the Staff's comment. Please refer to the Trust's response to comment 2 above.

      5. THE DISCLOSURE PROVIDES THAT "THE INVESTMENT COMMITTEE SELECTS THE SECURITIES FOR THE REPORT BY BEGINNING WITH THE UNIVERSE OF COMPANIES UNDER FUNDAMENTAL RESEARCH BY RBC CAPITAL MARKETS AND OTHER THIRD-PARTY PROVIDERS OF RESEARCH." PLEASE DESCRIBE WHAT THIS MEANS. FOR EXAMPLE, DOES THE REPORT JUST INCLUDE COMPANIES THAT ARE SUBJECT TO RESEARCH BY RBC CAPITAL MARKETS? IF SO, WHAT IS RELEVANCE OF THIRD-PARTY PROVIDERS' RESEARCH AND HOW IS THAT FACTORED INTO THE REPORT? PLEASE ALSO PROVIDE MORE DETAILS ON THE UNIVERSE OF COMPANIES INCLUDED IN THE REPORT (E.G. CAPITALIZATION, INDUSTRY OR INDUSTRIES, US OR FOREIGN, ETC.)

      Response: Please refer to the Trust's response to comment 2 above. Additionally, please note that the universe of securities that could be used to create the Report includes any company covered by the research of RBC Capital Markets and any security covered by the third-party research groups that RBC Capital Markets works with. Lastly, please note that stock selection prioritizes balance sheet strength, stability of cash flow, and an established track record of dividend/distribution payments as described in the disclosure under the section entitled "Portfolio Selection Process."

      6. THE DISCLOSURE PROVIDES THAT "THE INVESTMENT COMMITTEE CONCENTRATES ON WHAT IT CONSIDERS TRADITIONAL EQUITY INCOME AREAS SUCH AS [EMPHASIS ADDED] ELECTRIC AND GAS UTILITIES, TELECOM SERVICES AND REITS." PLEASE SPECIFY ALL TYPES OF "TRADITIONAL EQUITY INCOME AREAS" THE INVESTMENT COMMITTEE CONSIDERS. ADDITIONALLY, PLEASE ALSO INCLUDE RISK DISCLOSURE RELATED TO SPECIFIC INDUSTRIES TO THE EXTENT THE UIT IS INVESTED IN THOSE INDUSTRIES.

      Response: Please refer to the Trust's response to comment 2 above. Additionally, please note that the prospectus will be revised to include risk disclosure for Utilities, Communication Services, and REITs.

      7. THE STAFF REITERATES ITS COMMENT 2 ABOVE WITH RESPECT TO THE FOLLOWING DISCLOSURE AS WELL: "FROM THIS REPORT, THE SPONSOR SELECTED THE FINAL PORTFOLIO FOR THE TRUST."

      Response: Please refer to the Trust's response to comment 2 above.

Additional Portfolio Contents
-----------------------------

      8. PLEASE CONSIDER WHETHER GDRS SHOULD BE INCLUDED IN THE FOREIGN SECURITIES PARENTHETICAL IN ADDITION TO ADRS.

      Response: In accordance with the Staff's comment, if the Trust has exposure to GDRs in its final portfolio, relevant disclosure will be added to the Trust's prospectus.

      9. ADDITIONALLY, REITS ARE LISTED IN THE STRATEGY DISCLOSURE AS AN AREA THE INVESTMENT COMMITTEE CONCENTRATES ON. PLEASE CLARIFY WHETHER THE REITS ARE SELECTED FROM THE REPORT OR NOT.

      Response: In accordance with the Staff's comment, the reference to REITs will be removed from the "Additional Portfolio Contents" section as REITs are included in the Report and selected for the Trust's portfolio.

Risk Factors
------------

      10. THE SECOND SENTENCE OF THE "REITS" RISK PROVIDES "REITS MAY CONCENTRATE THEIR INVESTMENTS IN SPECIFIC GEOGRAPHIC AREAS OR IN SPECIFIC PROPERTY TYPES, I.E., HOTELS, SHOPPING MALLS, RESIDENTIAL COMPLEXES, OFFICE BUILDINGS AND TIMBERLANDS." PLEASE TAILOR THIS AND THE ENTIRE DISCLOSURE IN THIS RISK FACTOR TO THE REITS THE TRUST INVESTS IN.

      Response: Please note that the Trust believes the disclosure is appropriately tailored for investor comprehension as REITs may invest in any one or more of the types of real estate described in the above referenced disclosure.

      11. PLEASE CONSIDER WHETHER THE TRUST NEEDS TO DISCLOSE ANY BREXIT RISKS.

      Response: In accordance with the Staff's comment, if the Trust has significant exposure to countries impacted by Brexit, appropriate disclosure will be added to the Trust's prospectus.

      12. THE "FOREIGN SECURITIES" RISK INCLUDES REFERENCES TO DEBT SECURITIES. PLEASE EXPLAIN THE RELEVANCE OF INVESTING IN DEBT SECURITIES TO THIS TRUST OR DELETE THIS DISCLOSURE.

      Response:   In   accordance  with  the  Staff's  comment,  the  referenced
disclosure will be removed from the Trust's prospectus.

      13. THE DISCLOSURE IN THE "SECURITIES SELECTION" RISK PROVIDES THAT "WHILE RBC CAPITAL MARKETS HAS CAREFULLY EVALUATED AND APPROVED THE SECURITIES IN THE TRUST FOR THIS PURPOSE, IT MAY CHOOSE FOR ANY REASON NOT TO RECOMMEND ANY OR ALL OF THE SECURITIES FOR ANOTHER PURPOSE OR AT A LATER DATE." PLEASE SPECIFY THE PURPOSE FOR WHICH RBC MAY CHOOSE NOT TO RECOMMEND THE SECURITIES.

      Response: Please note that RBC Capital Markets is an unaffiliated third-party and the Trust has no knowledge of, or control over, any stock recommendations RBC makes now or in the future. As such, the Trust believes that the referenced disclosure is appropriate and necessary for investor comprehension.

      14. THE DISCLOSURE IN THE "SECURITIES SELECTION" RISK PROVIDES THAT "RBC CAPITAL MARKETS IN ITS GENERAL SECURITIES BUSINESS ACTS AS AGENT OR PRINCIPAL IN CONNECTION WITH BUYING AND SELLING STOCKS, INCLUDING THE SECURITIES, AND MAY HAVE BOUGHT THE SECURITIES FOR THE TRUST, THEREBY BENEFITING." PLEASE CLARIFY RBC'S ROLE IN BUYING THE SECURITIES FOR THE TRUST AND CONFIRM THAT RBC BUYS
UNITS FROM THE TRUST FOR ITS CLIENTS. EARLIER DISCLOSURE IN THE PROSPECTUS STATES THAT THE SPONSOR SELECTS AND BUYS THE SECURITIES FOR THE TRUST WHICH IS CONFLICTING WITH THIS DISCLOSURE.

      Response: Please note that the referenced disclosure will be deleted from the Trust's prospectus as RBC Capital Markets is not approved to buy securities for the Trust's portfolio.

Information Supplement
----------------------

      15. PLEASE ENSURE THAT CHANGES MADE TO THE RISK FACTORS IN RESPONSE TO STAFF COMMENT ARE ALSO REFLECTED IN THE INFORMATION SUPPLEMENT.

      Response: Please refer to the Trust's response to comments 10, 11 and 12 above.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                                        Very truly yours,

                                                        Chapman and Cutler LLP


                                                        By /s/ Daniel J. Fallon
                                                           ____________________
                                                           Daniel J. Fallon